787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 28, 2014

Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AllianceBernstein Cap Fund, Inc. – AllianceBernstein Multi-Manager Alternative Strategies Fund
File Nos. 2-29901 and 811-01716
Post-Effective Amendment No. 160

Dear Ms. O’Neal-Johnson:

On behalf of AllianceBernstein Cap Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on July 23, 2014 regarding the Registrant’s Registration Statement on Form N-1A with respect to AllianceBernstein Multi-Manager Alternative Strategies Fund (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the summarized comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement of the Fund.

Comment No. 1:	Fees and Expenses of the Fund—Shareholder Fees: The sales charge for Class A shares reflected under “Shareholder Fees” for Contingent Deferred Sales Charges (“CDSCs”), currently reading “None”, should be revised because, as explained in footnote (a) to the fee table, fees may be 1% in certain circumstances.

Response:	The requested change has been made to the Registration Statement.

NEW YORK      WASHINGTON      PARIS      LONDON      MILAN       ROME      FRANKFURT      BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

July 28, 2014

Comment No. 2:	Fees and Expenses of the Fund—Shareholder Fees: Please remove the “Exchange Fee” row from the Shareholder Fees table.

Response:	The Registrant has removed the “Exchange Fee” row from the Shareholder Fees table in the Prospectus in response to the Staff’s comment.

Comment No. 3:	Regarding credit default swap agreements (“CDS”), if the Fund intends to write CDS, please confirm to the Staff that the Fund will cover the full notional value of the CDS it writes.

Response:	The Registrant confirms that the Fund will cover the full notional value of the CDS it writes.

Comment No. 4:	Global Macro Strategy: Please revise the Fund’s prospectus to explain how a Sub-Adviser that uses a Global Macro strategy will use leverage. (This question relates to the following sentence on page 3 of the prospectus: “A Sub-Adviser using a global macro strategy generally may invest in all major markets–equities, bonds, currencies and commodities–though not always at the same time, and will typically include long and short positions, leverage and the use of derivatives.”

Response:

In response to the Staff’s comment, the Registrant has revised its disclosure as follows:

A Sub-Adviser using a global macro strategy generally may invest in all major markets–equities, bonds, currencies and commodities–though not always at the same time, and will typically use leverage in its investment strategy in the form of short sales, swaps, options and other derivative instruments. [revised text underlined]

Comment No. 5:	Confirm to the Staff that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response:	The Registrant confirms that the investment advisory contract between the Adviser and the Subsidiary will comply with Section 15 of the Investment Company Act of 1940, as amended, prior to the Subsidiary becoming operational. The Registrant confirms and undertakes that it will file the investment advisory contract between the Adviser and the Subsidiary promptly after the agreement becomes effective. The Registrant represents to the Staff that the Subsidiary will not begin its operations until the investment advisory contract between the Adviser and the Subsidiary is effective.

July 28, 2014

Comment No. 6:	Confirm that the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response:	The Registrant confirms that the Subsidiary’s board of directors will sign the Fund’s registration statement.

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July 28, 2014

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 728-8806 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Katherine A. McGavin

Katherine A. McGavin

cc:         Eric Freed, Esq.